UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
____________________
FORM SD
Specialized Disclosure Report
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SEQUENOM, INC.
(Exact name of registrant as specified in its charter)
____________________

DELAWARE	000-29101	77-0365889
(State or other jurisdiction of incorporation or organization)	Commission File Number	(I.R.S. Employer Identification Number)

3595 John Hopkins Court San Diego, California	92121
(Address of principal executive offices)	(Zip Code)

Carolyn D. Beaver Senior Vice President and Chief Financial Officer (858) 202-9000
(Name and telephone number, including area code, of the person to contact in connection with this report)
____________________

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒   Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014

Section 1 - Conflict Minerals Disclosure

Sequenom, Inc. (the "Company") evaluated its products and determined that “conflict minerals” (as defined in Section 1, Item 1.01(d)(3) of Form SD) could be found in, and were necessary to the functionality or production of, products manufactured and sold by the Company's Bioscience segment.
On May 30, 2014, the Company completed the sale of the Bioscience segment. The Company now reports as a single segment, Sequenom Laboratories, operating as a life sciences company committed to enabling healthier lives through the development of innovative laboratory-developed tests. The Company develops and performs innovative molecular diagnostics testing services that serve women's health and oncology markets. This segment does not manufacture products that contain conflict minerals.
With the sale of the Bioscience segment in 2014, the Company has not manufactured any products that could contain conflict minerals since that date of the Company's last conflict minerals disclosure. Therefore, the Company has determined it is no longer subject to the reporting obligations of Rule 13p-1.

Item 1.01 Conflict Minerals Disclosure and Report
Not required.

Item 1.02 Exhibit
Not required.

Section 2 - Exhibits

Item 2.01 Exhibits
None

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

SEQUENOM, INC.
/S/ CAROLYN D. BEAVER	May 28, 2015
By: Carolyn D. Beaver	(Date)
Senior Vice President and Chief Financial Officer